SANDSTORM GOLD ANNOUNCES AGREEMENT TO SELL US$18 MILLION IN SECURITIES OF TREK MINING AS PART OF ANNOUNCED BUSINESS COMBINATION

Vancouver, British Columbia — October 25, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSEAMERICAN: SAND, TSX: SSL) has entered into an agreement to sell US$18.2 million in debt and equity securities of Trek Mining Inc. (“Trek Mining”) to Ross Beaty (the “Sale Agreement”) conditional upon the closing of the announced business combination between Trek Mining, NewCastle Gold Ltd. (“NewCastle”) and Anfield Gold Corp. (“Anfield”) (the “Combination”). The combined entity intends to operate under the name Equinox Gold Corp. (“Equinox Gold”) and will be led by Ross Beaty as Chairman and Christian Milau as CEO.

—Sandstorm Agrees to Sell Trek Mining Securities

As part of the Combination between Trek Mining, NewCastle and Anfield, Sandstorm has agreed to sell US$15.0 million of Trek Mining convertible debentures and US$3.2 million of Trek Mining shares, at a price of C$1.02 per share, to Ross Beaty. The Sale Agreement is subject to the closing of the proposed Combination.

Sandstorm President and CEO, Nolan Watson commented, “The announced combination between Trek Mining, NewCastle and Anfield is an encouraging development for Sandstorm shareholders. Sandstorm has royalties on properties that will be part of the Equinox Gold entity, and the combined company will be well financed to advance its assets into production. In addition, the monetization of a significant portion of our Trek Mining securities is consistent with our stated plan to sell non-core assets and use the capital raised to continue growing our royalty portfolio.”

Sandstorm’s royalty interests on projects owned by the combined company will include:

•	a 3.0% - 5.0% sliding scale net smelter returns (“NSR”) royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3% NSR.
•

a 2.0% NSR royalty on the Aurizona Greenfields property, an approximately 180,000 hectare package of exploration ground adjacent to the Aurizona project. Trek Mining announced an exploration agreement with AngloGold Ashanti Holdings plc (“AngloGold”), whereby AngloGold may invest US$14 million in exploration to earn a 70% interest in the Aurizona Greenfields.

•	an agreement to purchase 3.3% of the gold produced from the Koricancha toll mill facility in Peru, at a price of US$100 per ounce.

—Equinox Gold Highlights

Equinox Gold will own two past-producing gold mines, Aurizona in Brazil and Castle Mountain in California. A July 2017 feasibility study for Aurizona outlined the design of an open-pit gold mine producing approximately 136,000 ounces of gold per year on average, with an initial 6.5-year mine life and significant exploration upside. Initial capital to fund construction and commissioning is estimated at US$130.8 million with all-in-sustaining costs estimated at US$754 per ounce.1 Early works construction has commenced at Aurizona with first gold pour planned for year-end 2018. On closing of the Combination, Equinox Gold is expected to have sufficient resources to fully fund the construction of Aurizona.

In addition to its flagship gold projects, Equinox Gold will hold a majority interest in an operating gold processing facility in Peru, and 100% of a feasibility-stage gold project in Brazil, and a high-grade past-producing gold project in Canada. Equinox Gold will also hold 100% of two highly prospective porphyry copper exploration projects in Ecuador and Chile and 60% of a porphyry copper project in Mexico.

The Combination is expected to be structured as a plan of arrangement under the Business Corporations Act (British Columbia) and, in addition to other customary closing conditions, is subject to TSX-V and other regulatory and court approvals or orders. The Combination will need to be approved by (i) two-thirds of the votes cast by NewCastle and Anfield shareholders at their respective shareholder meetings and (ii) if required, a simple majority of the votes cast by NewCastle and Anfield shareholders at their respective shareholder meetings, excluding the votes held by persons as required by Multilateral Instrument 61-101. There is no regulatory requirement for a meeting of Trek Mining shareholders. The special meetings of NewCastle and Anfield are expected to be held in December 2017. For more information about the Combination see the press release issued October 25, 2017 and titled, “Trek Mining, NewCastle Gold and Anfield Gold Announce Business Combination to Create Equinox Gold, a Leading Multi-Asset Gold Company” available on www.sedar.com under the Trek Mining, NewCastle and Anfield SEDAR profiles.

Note

1. Based on the “Feasibility Study on the Aurizona Gold Mine Project” prepared by Lycopodium Minerals Canada Ltd. with an effective date of July 10, 2017, which is available for download on SEDAR at www.sedar.com.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 171 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178